Total # of Pages: 80
Total # of exhibits: 11
Index: pp 2-3



03057150

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P.E.
4/1/03

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2003 (second filing)

Commission File Number: 0-28800

Durban Roodepoort Deep, Limited
(Translation of registrant's name into English)

45 Empire Road, Parktown, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of April 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to Mr. David Christopher Baker's sale of 25,000 ordinary shares of the Registrant at a per share price of R22.10 on March 12, 2003.	6
2.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to the following transactions by Mr. J.H. Dissel: (i) sale of 1,875 ordinary shares of the Registrant at a per share price of R31.00 on February 18, 2003; (ii) sale of 8,649 ordinary shares of the Registrant at a per share price of R31.00 on February 18, 2003; (iii) sale of 7,500 ordinary shares of the Registrant at a per share price of R31.00 on February 19, 2003; and (iv) sale of 12,500 ordinary shares of the Registrant at a per share price of R31.00 on February 19, 2003.	8
3.	(i) the Registrant's application to the JSE, dated September 27, 2002, relating to the listing of 7,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated September 30, 2002 relating to the listing of 7,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 7,500 ordinary shares.	11
4.	(i) the Registrant's application to the JSE, dated December 13, 2002, relating to the listing of 56,054 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 13, 2002 relating to the listing of 56,054 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 56,054 ordinary shares.	18
5.	(i) the Registrant's application to the JSE, dated February 4, 2003, relating to the listing of 37,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 6, 2003 relating to the listing of 37,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 37,500 ordinary shares.	25

6. (i) the Registrant's application to the JSE, dated February 14, 2003, relating to the listing of 22,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 14, 2003 relating to the listing of 22,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 22,500 ordinary shares. 33

7. (i) the Registrant's application to the JSE, dated February 26, 2003, relating to the listing of 3,750 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 26, 2003 relating to the listing of 3,750 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 3,750 ordinary shares. 41

8. (i) the Registrant's application to the JSE, dated February 12, 2003, relating to the listing of 74,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 13, 2003 relating to the listing of 74,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 74,500 ordinary shares. 49

9. (i) the Registrant's application to the JSE, dated March 4, 2003, relating to the listing of 39,750 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 5, 2003 relating to the listing of 39,750 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 39,750 ordinary shares. 57

10. (i) the Registrant's application to the JSE, dated March 5, 2003, relating to the listing of 126,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 7, 2003 relating to the listing of 126,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 126,000 ordinary shares. 65

11. (i) the Registrant's application to the JSE, dated March 7, 2003, relating to the listing of 240,750 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 10, 2003 relating to the listing of 240,750 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 240,750 ordinary shares. 73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

4

DURBAN ROODEPOORT DEEP, LIMITED

By: 

J.H. Dissel
Chief Financial Officer

Dated: April 25, 2003

5

Exhibit 1

G

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	BAKER
First Name:	DAVID CHRISTOPHER
Designation:	Director

Date of transaction:	12.03.2003
Price:	R22.10
Amount:	25 000
Class:	Ordinary
Nature:	Sold
Interest:	Direct, Beneficial

Exhibit 2



Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

DEALING IN SECURITIES BY DIRECTORS

In compliance with rules 3.72 to 3.75 of the JSE Listings Requirements, the following information is disclosed:

Mr JH Dissel, a director of DRD, traded the following shares in DRD.

Deal 1

Date	18.02.2003
Selling price	R31.00
Number of shares	1 875
Class of security	Ordinary
Nature of transaction	Disposal
Nature of interest	Direct and beneficial

Deal 2

Date	18.02.2003
Selling price	R31.00
Number of shares	8 649
Class of security	Ordinary
Nature of transaction	Disposal
Nature of interest	Direct and beneficial

Deal 3

Date	19.02.2003
Selling price	R31.00
Number of shares	7 500
Class of security	Ordinary
Nature of transaction	Disposal



Nature of interest	Direct and beneficial

Deal 4

Date	19.02.2003
Selling price	R31.00
Number of shares	12 500
Class of security	Ordinary
Nature of transaction	Disposal
Nature of interest	Direct and beneficial

Johannesburg
19 March 2003

Exhibit 3



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 09 27

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 7 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
7 500	R15.81

The new ordinary shares are to be listed on 30 September 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	182 949 897 ordinary no par value shares
Stated Capital Account:	R2 295 371 799.21

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Marshalltown 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	182 957 397 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 295 371 799.21
This issue	R 118 575.00
Total	R2 295 490 374.21

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 30 September 2002.

Block listing calculation:

Balance b/f	R32 519 339.75
This issue	R 118 575.00
Balance available	R32 400 764.75

Yours faithfully



Director



Company Secretary

....

Sponsor


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

30 September 2002
REF: NM/jvdm/7373

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 27 September 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 1 October 2002 in respect of 7 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 295 490 374-21 divided into 182 957 397 ordinary shares of no par value.

A balance of R32 519 339-75 has been brought forward from your previous application dated 26 September 2002. The issue price of the shares which are the subject of this application is R118 575-00 which leaves a balance of R32 400 764-75 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

14

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 1-10-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5 000 000	CUM PREF	0-10	500 000.00
300 000 000	Total	5 000 000		Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 1-10-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -01- 20
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

15

4. [illegible] previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
182949897	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 182949897		Total	R ②	Total		Total	R 500000-00

① 12,546 45034 - ②/② 2295371799-21

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2295371799-21

Premium account R —

Total issued capital R 2295871799-21

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
7500	ORD	15-81	118575-00					
Total 7500		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

b) The consideration for which the shares have been allotted is as follows*

* copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted*
N. GOODWIN	45 EMPIRE	7500	ORD.
	RD. PARKTOWN		
	2193		

16

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
182957397	ORD.	①	⑤	5000000	CUM PREF	0-10	–	–	500000-00
Total 182957397		Total	R ⑤	Total 5000000			Total	R	500000-00

① / 2,54658413 ② / ⑤ 2295490374-21

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00
State capital R 2295490374-21
Premium account R —
Total issued capital R 2295990374-21

Certified correct.

Date 7-1-2003 Signature [signature]
~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2295371799-21
THIS ISSUE	118575-00
	R 2295490374-21

17

Exhibit 4

18



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 12 13

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 56 054 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
3 750	R7.26
4 000	R7.40
31 500	R7.71
7 500	R7.99
9 304	R18.51

The new ordinary shares are to be listed on 17 December 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 315 459 ordinary no par value shares
Stated Capital Account:	R2 299 183 156.83

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

19

13 December 2002
REF: TM/jvdm/7911

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 13 December 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 17 December 2002 in respect of 56 054 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 299 714 988-87 divided into 183 371 513 ordinary shares of no par value.

A balance of R28 707 982-13 has been brought forward from your previous application dated 12 December 2002. The issue price of the shares which are the subject of this application is R531 832-04 which leaves a balance of R28 176 150-09 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	183 371 513 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 299 183 156.83
This issue	R 531 832.04
Total	R2 299 714 988.87

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 17 December 2002.

Block listing calculation:

Balance b/f	R28 707 982.13
This issue	R 531 832.04
Balance available	R28 176 150.09

Yours faithfully



....
Director



....
Company Secretary

....
Sponsor

21

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Date of allotment of shares 17-12-2002

Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000000	ORD	5000000	CUM PREF	0-10	500000-00
Total 300 000 000	Total	5000000		Total	R 500000-00

Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 17-12-2002

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies registration office

2003 -01- 20

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

22

... issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183315459	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 183315459		Total	R ②	Total 5000000		Total	R 500000-00

① 12,54222185 ②①③ 2299183156-83

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2299183156-83

Premium account R —

Total issued capital R 2299683156-83

. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
3750	ORD	7-26	27225-00					
4000	ORD	7-40	29600-00					
31500	ORD	7-71	242865-00					
7500	ORD	7-99	59925-00					
9304	ORD	18-51	172217-04					
Total 56054		Total	R ①	Total			Total	R

① 531832-04

(a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
		Total	R	Total			Total	R

The consideration for which the shares have been allotted is as follows*

...opy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in ...ing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see ...leaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

...he names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED LIST		
	45 EMPIRE RD.		
	PARKTOWN, 2193		

Received 03/17/2003 10:11 in 03:00 on line [3] for TH10441 Printed 03/17/2003 10:18 * Pg 11/11
17. MAR. 2003 17:29 D R D (LTD) C ROOS NO. 1589 P. 11

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183 371 513	ORD	①	②	5000000	Cum PREF	0-10	–	–	500000-00
Total 183371513		Total R	③	Total 5000000			Total R		500000-00

① 12,541288817 ②/③ 2299714988-87

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

Stated capital R 2299714988-87

Premium account R –

Total issued capital R 2300214988-87

Certified correct.

Date 7-1-2003 Signature [signature]

~~Director~~/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2299183156-83
THIS ISSUE	531832-04
	R 2299714988-87

24

Exhibit 5



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2003 02 04

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 37 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	**Issue Price:**
37 500	R9.59

The new ordinary shares are to be listed on 5 February 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 511 834 ordinary no par value shares
Stated Capital Account:	R2 301 450 228.08

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood * (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	183 549 334 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 301 450 228.08
This issue	R 359 625.00
Total	R2 301 809 853.08

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 5 February 2003.

Block listing calculation:

Balance b/f	R26 440 910.88
This issue	R 359 625.00
Balance available	R26 081 285.88

Yours faithfully



....
Director



....
Company Secretary

....
Sponsor

27

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

.... 4-3-2003 ....
SECRETARY DATE



28

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

6 February 2003
REF: NM/jvdm/8195

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 4 February 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 6 February 2003 in respect of 37 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 301 809 853-08 divided into 183 549 334 ordinary shares of no par value.

A balance of R26 440 910-88 has been brought forward from your previous application dated 17 December 2002. The issue price of the shares which are the subject of this application is R359 625-00 which leaves a balance of R26 081 285-88 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

29

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 6-2-2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5000000	CUM PREF	0-10	500000-00
Total 300000000	Total	5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 6-2-2003

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESL. KORPORASIES

2003-03-12

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183511 834	ORD	①	②	5000 000	CUM PREF	0-10	500000-00
Total 183511 834		Total	R ③	Total 5000000		Total	R 500000-00

① 12,5411543 ②/③ 2301450228-08

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ________ R 500000-00

Stated capital ________ R 2301 450228-08

Premium account ________ R —

Total issued capital ________ R 2301 950228-08

Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
37500	ORD	9-59	359625-00					
Total 37500		Total	R ①	Total			Total	R

① 359625-00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
[illegible]	45 EMPIRE RD.	37500	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183549334	ORD	①	②	5000000	CUM PREF	0-10	–	–	500000·00
Total 183549334		Total	R ③	Total 5000000				Total R	500000-00

① 12,54055137 ② 2301809853-08

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2301809853-08

Premium account R –

Total issued capital R 2302309853-08

Certified correct.

Date 27-2-2003 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2301450228-08
THIS ISSUE	359625-00
R	2301809853-08

32

Exhibit 6



33

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2003 02 14

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 22 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
20 000	R4.52
2 500	R18.51

The new ordinary shares are to be listed on 17 February 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 623 834 ordinary no par value shares
Stated Capital Account:	R2 302 307 408.08

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood * (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);

34

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	183 646 334 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 302 307 408.08
This issue	R 136 675.00
Total	R2 302 444 083.08

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 17 February 2003.

Block listing calculation:

Balance b/f	R25 583 730.88
This issue	R 136 675.00
Balance available	R25 447 055.88

Yours faithfully



Director



Company Secretary

Sponsor

38

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]	14-2-2003
SECRETARY	DATE


JSE

36

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

14 February 2003
REF: NM/jvdm/8245

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 14 February 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 17 February 2003 in respect of 22 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 302 444 083-08 divided into 183 646 334 ordinary shares of no par value.

A balance of R25 583 730-88 has been brought forward from your previous application dated 12 February 2003. The issue price of the shares which are the subject of this application is R136 675-00 which leaves a balance of R25 447 055-88 to your credit for any future applications.

Yours faithfully

D.M. Doel

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Collin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

37

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 17 - 2 - 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD.	5000000	CUM PREF	0-10	500000-00
300000000	Total	5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 17-2-2003

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -03- 12
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

38

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183623834	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 183623834		Total	R ③	Total 5000000		Total	R 500000-00

① 12,53817305 ②/③ 2302307408-08

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2302307408-08

Premium account R —

Total issued capital R 2302807408-08

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
20 000	ORD	4-52	90400-00					
2500	ORD	18-51	46275-00					
Total 22500		Total	R ①	Total			Total	R

① 136675-00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
B ENSLIN	45 EMPIRE RD.	20000	ORD
V T THOMPSON	PARKTOWN	2500	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183646334	ORD	①	②	5000000	CUM PREF	0-10	-	-	500000-00
Total 183646334		Total	R ③	Total			Total	R	500000-00

① 12,53738113 ②/③ 2302444083-08

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2302444083-08

P[illegible]ium account R

Total issued capital R 2302944083-08

Certified correct.

Date 27-2-2003 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2302307408-08
THIS ISSUE	136675-00
	R 2302444083-08

40

Exhibit 7



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2003 02 26

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 3 750 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
3 750	R4.52

The new ordinary shares are to be listed on 27 February 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 646 334 ordinary no par value shares
Stated Capital Account:	R2 302 444 083.08

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Deputy Chief Executive Officer); J H Dissel (Chief Financial Officer);

The share capital subsequent to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 650 084 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 302 444 083.08
This issue	R 16 950.00
Total	R2 302 461 033.08

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 27 February 2003.

Block listing calculation:

Balance b/f	R25 447 055.88
This issue	R 16 950.00
Balance available	R25 430 105.88

Yours faithfully



Director



Company Secretary

Sponsor

93

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

25-2-2003

DATE



44

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

26 February 2003
REF: TM/jvdm/8303

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 26 February 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 27 February 2003 in respect of 3 750 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 302 461 033-08 divided into 183 650 084 ordinary shares of no par value.

A balance of R25 447 055-88 has been brought forward from your previous application dated 14 February 2003. The issue price of the shares which are the subject of this application is R16 950 -00 which leaves a balance of R25 430 105-88 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Collin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

45

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 27-2-2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000000	ORD.	5000000	CUM PREF	0-10	500000-00
300000000	Total	5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 27-2-2003

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of Companies Registration Office 2003-03-12

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

46

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183646334	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 183646334		Total	R ③	Total 5000000		Total	R 500000-00

① 12,53738113 ②/③ 2302444083-08

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2302444083-08

Premium account R –

Total issued capital R 2302944083-08

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
3750	ORD	4-52	16950-00					
Total 3750		Total	R ①	Total			Total	R

① 16950-00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
A DU PLESSIS	45 EMPIRE RD.	3750	ORD.
	PARKTOWN		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
83650084	ORD	①	②	5000000	CUM PREF	0-10	—	—	500000-00
Total 183650084		Total	R ③	Total 5000000			Total	R	500000-00

① 12,53721742 ②/③ 2302461033-08

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

Stated capital R 2302461033-08

Premium account R

Total issued capital R 2302961033-08

Certified correct.

Date 27-2-2003 Signature [signature] ~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2302444083-08
THIS ISSUE	16950-00
	R 2302461033-08

48

Exhibit 8



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2003 02 12

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 74 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	**Issue Price:**
62 500	R6.47
10 000	R7.40
2 000	R9.59

The new ordinary shares are to be listed on 14 February 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 549 334 ordinary no par value shares
Stated Capital Account:	R2 301 809 853.08

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

50

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	183 623 834 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 301 809 853.08
This issue	R 497 555.00
Total	R2 302 307 408.08

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 14 February 2003.

Block listing calculation:

Balance b/f	R26 081 285.88
This issue	R 497 555.00
Balance available	R25 583 730.88

Yours faithfully



Director



Company Secretary

....

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

12-2-2003

DATE


JSE

52

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

13 February 2003
REF: NM/mr/8238

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 12 February 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 14 February 2003 in respect of 74 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 302 307 408-08 divided into 183 623 834 ordinary shares of no par value.

A balance of R26 081 285-88 has been brought forward from your previous application dated 4 February 2003. The issue price of the shares which are the subject of this application is R497 555-00 which leaves a balance of R25 583 730-88 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

53

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 14-2-2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000000	ORD	5000000	CUM PREF	0-10	500000-00
300000000	Total	5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 14-2-2003

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2003-03-12

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

54

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183549334	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 183549334		Total	R ②	Total 5000000		Total	R 500000-00

① 12,54055137 ②/② 2301809853-08

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2301809853-08

Premium account R –

Total issued capital R 2302309853-08

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
62500	ORD.	6-47	404375-00					
10 000	ORD.	7-40	74000-00					
2000	ORD.	9-59	19180-00					
Total 74500		Total	R ①	Total			Total	R

① 497555-00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MM WELLESLEY-WOOD	45 EMPIRE RD.	62500	ORD
RH MURRAY	PARKTOWN	10000	ORD

5T

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183 623834	ORD	①	②	5000000	CUM PREF	0-10	–	–	500000-00
Total 183623834		Total	R ③	Total 5000000				Total R	500000-00

① 12,53817305 ②/③ 2302307408-08

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2302 307408-08

P[illegible]ium account R –

T[illegible]l issued capital R 2302 807408-08

Certified correct.

Date 27-2-2003 Signature [signature]

~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2 301 809 853-08
THIS ISSUE	497 555-00
	R 2 302 307 408-08

Exhibit 9

57



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2003 03 04

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 39 750 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	**Issue Price:**
39 750	R4.52

The new ordinary shares are to be listed on 6 March 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 650 084 ordinary no par value shares
Stated Capital Account:	R2 302 461 033.08

SP

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	183 689 834 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 302 461 033.08
This issue	R 179 670.00
Total	R2 302 640 703.08

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 6 March 2003.

Block listing calculation:

Balance b/f	R25 430 105.88
This issue	R 179 670.00
Balance available	R25 250 435.88

Yours faithfully



Director



Company Secretary

Sponsor

59

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

3-3-2003

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

5 March 2003
REF: NM/jvdm/8345

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 4 March 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 6 March 2003 in respect of 39 750 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 302 640 703-08 divided into 183 689 834 ordinary shares of no par value.

A balance of R25 430 105-88 has been brought forward from your previous application dated 26 February 2003. The issue price of the shares which are the subject of this application is R179 670-00 which leaves a balance of R25 250 435-88 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

61

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 6-3-2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5000 000	CUM PREF	0-10	500 000.00
Total 300000000	Total	5000000		Total	R 500000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 6-3-2003

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2003-03-12

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183 650 084	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 183650084		Total	R ③	Total 5000000		Total	R 500000-00

① 12,53721742 ②/③ 2302 461033-08

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2302 461033-08

Premium account R —

Total issued capital R 2302961033-08

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
39 750	ORD	4-52	179670.00					
Total 39750		Total	R ①	Total			Total	R

① 179670-00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
B ENSLIN	45 EMPIRE RD.	39750	ORD.
	PARKTOWN,		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183689834	ORD.	①	②	5000000	CUM PREF	0-10	–	–	500000-00
Total 183689834		Total	R ③	Total 5000000				Total R	500000-00

①12,53548251 ②/③ 2302640703-08

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2302 640 703-08

Premium account R –

Total issued capital R 2303 140 703-08

Certified correct.



Date 10-3-2003 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2 302 461 033-08
THIS ISSUE	179 670-00
	R 2 302 640 703-08

Exhibit 10

65



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2003 03 05

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 126 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
26 000	R4.52
56 250	R15.81
43 750	R18.51

The new ordinary shares are to be listed on 7 March 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 689 834 ordinary no par value shares
Stated Capital Account:	R2 302 640 703.08

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	183 815 834 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 302 640 703.08
This issue	R 1 816 645.00
Total	R2 304 457 348.08

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 7 March 2003.

Block listing calculation:

Balance b/f	R25 250 435.88
This issue	R 1 816 645.00
Balance available	R23 433 790.88

Yours faithfully



Director



Company Secretary

Sponsor

67

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

SECRETARY

5-3-2003

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

7 March 2003
REF: NM/jvdm/8381

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 5 March 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 10 March 2003 in respect of 126 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 304 457 348-08 divided into 183 815 834 ordinary shares of no par value.

A balance of R25 250 435-88 has been brought forward from your previous application dated 4 March 2003. The issue price of the shares which are the subject of this application is R1 816 645-00 which leaves a balance of R23 433 790-88 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

69

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 7-3-2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000000	ORD.	5000000	CUM PREF	0-10	500000-00
Total 300000000		Total 5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 7-3-2003

Name of company DURBAN ROODEPOORT DEEP, LTD.

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN BESLOTE KORPORASIES

2003 -03- 12

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183689834	ORD.	①	②	5000000	CUM PREF	0-10	500000-00
Total 183689834		Total	R ③	Total 5000000		Total	R 500000-00

① 12,53548251 ②/③ 2302640703-08

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2302640703-08

Premium account R —

Total issued capital R 2303140703-08

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
26000	ORD	4-52	117520-00					
56250	ORD	15-81	889312-50					
43750	ORD.	18-51	809812-50					
Total 126000		Total	R ①	Total			Total	R

① 1816645-00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
M WELLESLEY-WOOD	45 EMPIRE RD.	100 000	ORD.
E DU PLESSIS	PARKTOWN	12 500	ORD
C CAHN	2193	5 000	ORD.

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183815834	ORD	①	②	5000000	CUM PREF	0-10	–	–	500000-00
Total 183815834		Total	R ③	Total 5000000			Total	R	500000-00

① 12,5367728 ②/③ 2304457348-08

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2304457348-08

Premium account R –

Total issued capital R 2304957348-08

Certified correct.

Date 10-3-2003 Signature [signature]
Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2 302 640 703-08
THIS ISSUE	1 816 645-00
	R 2 304 457 348-08

Exhibit 11

73



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2003 03 07

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 240 750 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
28 555	R4.52
25 000	R6.47
40 000	R7.71
20 000	R9.50
114 375	R15.81
12 820	R18.51

The new ordinary shares are to be listed on 10 March 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 815 834 ordinary no par value shares
Stated Capital Account:	R2 304 457 348.08

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

74

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	184 056 584 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 304 457 348.08
This issue	R 2 834 785.55
Total	R2 307 292 133.63

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 10 March 2003.

Block listing calculation:

Balance b/f	R23 433 790.88
This issue	R 2 834 785.55
Balance available	R20 599 005.33

Yours faithfully



Director



Company Secretary

Sponsor

75

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

7-3-2003

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

10 March 2003
REF: TM/mr/8430

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 7 March 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 11 March 2003 in respect of 240 750 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 307 292 133-08 divided into 183 815 834 ordinary shares of no par value.

A balance of R23 433 790-88 has been brought forward from your previous application dated 5 March 2003. The issue price of the shares which are the subject of this application is R2 834 785-55 which leaves a balance of R20 599 005-33 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

77

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 10-3-2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD.	5000000	CUM PREF	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10-3-2003

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -03- 12
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

Name:	No. of Shares:
C Barkhuizen	2 250
M Wellesley-Wood	11 505
J H Dissel	9375
J H Dissel	8649
J H Dissel	12500
J J Storm	4 000
A Brookes	10800
I L Murray	61250
I L Murray	25000
I L Murray	13750
M A Eloff	20000
M A Eloff	13750
M A Eloff	4171
M A Eloff	43750

79

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183815834	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 183815834		Total	R ③	Total 5000000		Total	R 500000-00

① 12,5367728 ②/③ 2304457348-08

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2304457348-08

Premium account R –

Total issued capital R 2304957348-08

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
40000	ORD	7-71	308400-00			R	R	R
20000	ORD	9-50	190000-00					
28555	ORD	4-52	129068-60					
25000	ORD	6-47	161750-00					
114375	ORD	15-81	1808268-75					
12820	ORD	18.51	237298-20					
Total 240750		Total	R ①	Total			Total	R

① 2834785-55

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE LIST ATTACHED			

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
184056584	ORD	①	②	5000000	CUM PREF	0-10	—	—	500000-00
Total 184056584		Total	R ③	Total 5000000			Total	R	500000-00

① 12,53577613 ② / ③ 2307292133-63

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2307292133-63

Premium account R —

Total issued capital R 2307792133-63

Certified correct.

Date 10-3-2003 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2304457348-08
THIS ISSUE	2834785-55
	R 2307292133-63